

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 6, 2016

Via E-mail
Mr. George F. Knight
Chief Financial Officer
Hexion, Inc.
180 East Broad Street
Columbus, Ohio 43215

> **RE: Hexion, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed March 14, 2016**
> **Form 8-K**
> **Filed November 14, 2016**
> **File No. 1-71**

Dear Mr. Knight:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Management's Discussion and Analysis, page 29

1.   We note your presentation and discussion of total Segment EBITDA, gross profit excluding the impact of the MTM adjustments and operating income excluding the impact of the MTM adjustment. We remind you that these measures are non-GAAP measures. Please expand your disclosures to fully comply with the requirements set forth in Item 10(e) of Regulation S-K.

Consolidated Statement of Operations, page 50

2.   You indicate that you had earnings from unconsolidated entities, net of taxes of $17 million for the year ended December 31, 2015. Please provide the following:

- Please provide us with your significance tests under Rule 3-09 of Regulation S-X;

- On page 86, you provide summarized financial information of unconsolidated affiliates. With reference to Rule 1-02(w) of Regulation S-X, please tell us which entities are included as your most significant unconsolidated affiliates; and

- For each period presented, provide a reconciliation of the net income from your most significant unconsolidated affiliates to your earnings from unconsolidated entities on your statements of operations.

Form 8-K filed on November 14, 2016

3.   We note the use of Non-GAAP Measures and have the following comments:

- You disclose non-GAAP financial measures more prominently than directly comparable GAAP measures. In this regard, we note your detailed discussion of net sales adjusted for the impact of dispositions and Segment EBITDA when adjusting for dispositions without discussion of their comparable GAAP measures. We also note that your reconciliation of Segment EBITDA to Net (Loss) Income in Schedule 4 should begin with the Net (loss) income. Please refer to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 and revise future filings accordingly;

- Expand your disclosures to explain how tax effects of non-GAAP adjustments are calculated. Refer to Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016;

- You have provided Pro Forma Net Sales and Pro Forma Segment EBITDA for periods that are inconsistent with Rule 11-02(c) of Regulation S-X. Please revise future filings to only include pro forma information for the most recent fiscal year end and the most recent interim period. Otherwise, please revise the name of your Non-GAAP measure to remove the reference to "pro forma"; and

- Please more fully explain how and why you determined it is appropriate to revise your non-GAAP performance measure of Segment EBITDA to exclude adjustments for dispositions. Please also address the aforementioned as it relates to your non-GAAP measure of Pro Forma Net Sales.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Staff Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

Office of Manufacturing and Construction